Exhibit 11
North Fork Bancorporation, Inc.
COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
June 30, 2005
(unaudited)

	Three Months Ended		Six Months Ended
(dollars in thousands, except per share amounts)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Net Income	$242,066	$108,999	$501,101	$211,518

Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	469,413	236,984	467,953	229,734

Weighted Average Common Equivalent Shares	5,496	3,490	6,165	3,872

Weighted Average Common and Common Equivalent Shares	474,909	240,474	474,118	233,606

Net Income per Common Share — Basic	$.52	$.46	$1.07	$.92
Net Income per Common and Common Equivalent Share — Diluted	$.51	$.45	$1.06	$.91